Exhibit 99.1

SciSparc Makes Another Step Towards Unlocking Potential Value Appoints New Strategy and Business Development VP

As part of the Company’s corporate restructuring plan, Mr. Yaki Baranes will facilitate identifying new business opportunities

TEL AVIV, Israel, May 30, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that as part of its restructuring plans to unlock value for shareholders, it has appointed a new Vice President of Strategy and Business Development, Mr. Yaki Baranes, to structure business strategies and facilitate identifying new business opportunities.

Mr. Baranes is a business strategy expert with a demonstrated 13 years of history working with various industries and government entities, skilled in business strategy planning and implementation on a corporate level and business unit level. Mr. Baranes acted as a Consulting Manager at Frost and Sullivan, a top global consulting and research company. He was Partner and Head of Strategy and Management Consulting Services at Baker Tilly for five years and served as Chairman of Global Strategy Baker Tilly International, the global top 10 advisory and accounting firm. In addition, Mr. Baranes works with start-up companies in shaping their business plans and supporting their capital raising rounds as well as identifying new business opportunities. Mr. Baranes holds a Bachelor of Arts (B.A.) in Economics from the Technion - Israel Institute of Technology and an MBA from Reichman University, Israel.

In January 2023, the Company announced that its board of directors has resolved to pursue a restructuring plan which involves exploring new opportunities, activities and investments in a variety of sectors.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discussesnew opportunities and activities and the potential to unlock value for shareholders. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055